Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Encana Corporation

Suite 4400, 500 Centre Street S.E.

P.O. Box 2850

Calgary, AB T2P 2S5

Certain statements in this material change report constitute forward-looking statements. Readers should refer to the cautionary notice regarding forward-looking statements that appears at the end of this report.

2.	Date of Material Change

May 7, 2014

3.	News Release

A news release disclosing the material change was issued through Marketwired on May 7, 2014.

4.	Summary of Material Change

Encana Corporation (“Encana” or the “Company”) announced that a wholly-owned subsidiary, Encana Oil & Gas (USA) Inc. (“EncUSA”) reached an agreement with Freeport–McMoRan to acquire properties in the Eagle Ford resource play for approximately US$3.1 billion.

5.	Full Description of Material Change

5.1	Full Description of Material Change:

Encana announced that a wholly-owned subsidiary, EncUSA, reached an agreement with Freeport-McMoRan, to acquire approximately 45,500 net acres in the Karnes, Wilson and Atascosa counties of south Texas for approximately US$3.1 billion. The acreage produced approximately 53,000 barrels of oil equivalent per day in the first quarter of 2014 and has an estimated drilling inventory of more than 400 locations. The area is widely known as being in the heart of the Eagle Ford resource play. The proposed transaction, would, upon closing, approximately double the Company’s current consolidated oil production and enhance the Company’s continuing efforts to reposition to a more balanced commodity portfolio. In the first quarter of 2014 production from the acreage to be acquired by EncUSA included approximately 46,000 barrels per day of total liquids production and approximately 144 million cubic feet per day of natural gas, generating operating cash flow of approximately US$327 million, with about 75 percent of the total production volumes for the period being oil.

Encana expects to fund this acquisition with cash on hand combined with anticipated proceeds from previously announced transactions. The acquisition is subject to satisfaction of normal closing conditions, as well as regulatory approvals, and is expected to close by the end of the second quarter 2014 with an effective date of April 1, 2014.

5.2	Disclosure for Restructuring Transactions:

N/A

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

N/A

7.	Omitted Information

N/A

8.	Executive Officer

For further information, contact Terrence J. Hopwood, Executive Vice-President & General Counsel by telephone at (403) 645-2000.

9.	Date of Report

May 15, 2014

ADVISORY REGARDING OIL AND GAS INFORMATION—Encana uses the term resource play. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

In this material change report, certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Boe may be misleading, particularly if used in isolation. A conversion ratio of six Mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS—Certain statements contained in this material change report are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this material change report include, but are not limited to, statements with respect to: anticipated price, effective date and timing of the closing of the Eagle Ford acquisition transaction and the satisfaction of closing conditions and obtaining of regulatory approvals; expected effects of the transaction, including creating a more balanced commodity portfolio; anticipated oil and gas production for the Eagle Ford area; anticipated wells and drilling in the Eagle Ford area; anticipated sources of funds for the transaction; the expected impact of the transaction on Encana’s 2014 consolidated oil production; and anticipated proceeds from previously announced transactions.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the company’s current guidance; risk that the company may not conclude divestitures of certain assets or other transactions; variability of dividends to be paid; the ability to generate sufficient cash flow from operations to meet current and future obligations; the Company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in Encana’s news release dated May 7, 2014 or its Annual Information Form dated February 20, 2014.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGLs production from existing properties within its asset portfolio.

Furthermore, the forward looking statements contained in this material change report are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise. The forward looking statements contained in this material change report are expressly qualified by this cautionary statement.